Norwood
FINANCIAL CORP


Strength. Stability. Service.
2001 Annual Report

Strength. Stability. Service.

Summary Of Operations

Summary Of Selected Financial Data
(Dollars In Thousands, Except Per Share Data)

	For The Years Ended December 31				
	2001	**2000**	**1999**	**1998**	**1997**
Net Interest Income	$13,554	$13,067	$12,134	$11,741	$11,064
Provision For Loan Losses	695	480	470	720	1,355
Other Income	2,802	2,489	1,954	1,697	1,925
Other Expense	9,858	9,712	8,596	8,089	7,861
Income Before Income Taxes	5,803	5,364	5,022	4,629	3,773
Income Tax Expense	1,601	1,504	1,514	1,393	1,067
NET INCOME	$4,202	$3,860	$3,508	$3,236	$2,706
Net Income Per Share – Basic	$2.50	$2.32	$2.09	$1.93	$1.63
Net Income Per Share – Diluted	$2.48	$2.31	$2.08	$1.91	$1.63
Cash Dividends Declared	0.82	0.71	0.59	0.50	0.44
Return On Average Assets	1.25%	1.21%	1.19%	1.21%	1.04%
Return On Average Equity	12.54%	13.75%	12.81%	12.38%	11.92%
Balances At Year-End					
Total Assets	$346,029	$326,731	$314,827	$279,017	$263,149
Loans Receivable	214,194	216,477	205,160	186,919	185,640
Total Deposits	274,923	252,959	243,507	233,767	226,754
Stockholders' Equity	35,116	31,370	26,654	27,728	24,594
Book Value Per Share	$20.05	$17.99	$15.28	$15.56	$13.82
Tier 1 Capital To Risk Adjusted Assets	13.78%	12.78%	11.98%	12.30%	11.27%
Total Capital To Risk Adjusted Assets	15.30%	14.27%	13.50%	14.00%	12.53%
Allowance For Loan Losses To Total Loans	1.50%	1.52%	1.63%	1.78%	1.75%
Non-Performing Assets To Total Assets	0.21%	0.22%	0.24%	0.30%	1.03%

Norwood Financial Corp

A Message From The President	2
Deeply Rooted In The Community	4
Strength In Numbers	6
Board Of Directors	7
2001 Financial Report	9
Investor Information	47



A Message From The President

We are pleased to report that your Company had a strong financial performance in a very challenging year. For the year ended December 31, 2001, net income reached a record $4,202,000, an increase of 8.9% over the $3,860,000 earned in 2000. For the year, diluted earnings per share increased $.17 to $2.48 in 2001, compared to $2.31 in 2000. The return on equity for 2001 was 12.54% with a return on assets of 1.25%. In light of this performance, the Board of Directors increased the quarterly dividend 10% to $.22 per share effective with the February 1, 2002, dividend payment.

Total assets at December 31, 2001, were $346.0 million, with loans receivable of $214.2 million, deposits at $274.9 million and stockholders' equity of $35.1 million. Total assets have increased $19.3 million from $326.7 million at December 31, 2000.

Our loans did decline slightly during 2001. We experienced a net runoff of $8.2 million in our indirect automobile loan portfolio as major manufacturers offered significant incentives in the latter part of 2001. In addition, the auto-leasing portfolio is running off as planned and is down to $6.1 million at year-end, 2001, compared to $13.6 million a year ago. Our loan activity for 2001 was centered in commercial and residential real estate with both portfolios showing growth in excess of 10%. Our loan quality ratios remain strong, with non-performing loans representing .32% of total loans at December 31, 2001. The allowance for loan losses is $3,216,000 and is 1.50% of total loans.

Deposit growth was strong throughout 2001, with deposits increasing $22.0 million, or 8.7%. We have seen increases in all deposit categories and in each of our market areas.

Net interest income totaled $13,554,000 for the year ended December 31, 2001, compared to $13,067,000 in 2000. The company's net interest margin remained stable at 4.42% in 2001 compared to 4.47% in 2000, even through a rapidly declining rate environment, as interest rates dropped to levels not seen in 40 years.

Other income for the year 2001 was $2,802,000 and represented 16.7% of total revenue, compared to $2,489,000 and 15.6% of total revenue in 2000. We encourage you to read the financial section for a complete report on our results in 2001.

In 2001, we spent considerable resources on technology. Our Internet banking service continues to be very popular, with activity increasing each month. We completed the implementation of a new on-line teller system, which allows our front line staff to better serve our customers. There are additional projects we should complete in 2002, which will enhance our branch customer service efforts.

Investment in our staff is also critically important to the Bank's success. Wayne Wilcha, CPA, was promoted to Senior Vice President and Trust Officer. We are pleased to note the following promotions which occurred in 2001: Barbara Ridd, Carolyn Gwozdziewycz and Nancy Hart were named Vice Presidents; John Carmody was promoted to Assistant Vice President and Commercial Lending Officer, Joann Fuller was named an Assistant Vice President, Karen Gasper to Internal Auditor; Jennifer Briggs to Loan Operations Manager; and Lorraine Gallik to Commercial Loan Administration Manager. We also strengthened our staff with the hiring of William Kerstetter as Vice President and Commercial Lending Officer in our Milford Office. Eli Tomlinson was hired as an Assistant Vice President and Computer Network Administrator.

We are pleased that the investment community recognized our performance over the past year, as your shares showed considerable appreciation. We feel there is still more growth potential in our stock, as currently we are selling at approximately a 10 1/2 price-to-earnings multiple versus our peers, who sell in the 12 to 14 price-to-earnings range. We feel our trend of dividend increases of 14.3%, 16.7%, 21.4%, 17.7% and 10% over the past five years is a major consideration when potential investors consider purchasing our stock. As we move through 2002, we'll continue to look for ways to enhance shareholder value, not only by growing our bank internally, but also by looking for opportunities to expand our market presence.

We sincerely appreciate your support and, as always, we welcome any comments or suggestions you may have on how to enhance your investment. Most importantly, thank you for also being a customer of Wayne Bank!

Sincerely,

William W. Davis, Jr.
President and Chief Executive Officer

Russell L. Ridd
Chairman Of The Board

Deeply Rooted In The Community



During 2001, Wayne Bank rededicated itself to the basic principles – steadfast commitment to strength, stability, and service to community – that have provided the foundation of the Bank's success during it's 130-year existence. The result: another outstanding performance by Wayne Bank and continued growth and prosperity for all the communities it serves.

Investing In The Future

Through a variety of innovative college savings, investments, and deposit programs, as well as its participation in PHEAA, Wayne Bank invests in the future of its communities. We help provide opportunities for students to acquire the skills and knowledge needed to lead our communities into an even brighter future.



Stimulating Growth

Wayne Bank has always nurtured its business relationships by providing its commercial customers with expertise that helps them achieve their potential and realize their dreams. The Bank also plays a leadership role by actively participating in local chambers of commerce, economic development councils, and community revitalization efforts.

Building Strong Neighborhoods

Wayne Bank's Retail Banking division has helped build strong neighborhoods literally from the ground up. The Bank has assisted thousands of area families in realizing their dreams of home ownership through a variety of mortgage products and structures.


Mortgage.

Improving On The Past



Although Wayne Bank's focus is on the future strength and stability of the communities it serves, the Bank never loses sight of the importance of the past. To that end, Wayne Bank's Home Equity Line of Credit and Home Equity Loan programs offer homeowners an ideal avenue through which to maintain and enhance the value of local properties. The Bank is also an active supporter of programs that enrich the fabric of our communities including libraries, museums and natural sanctuaries, among many others.

Facilitating Goals

Wayne Bank offers a variety of products and services designed to help plan for a worry-free retirement, and to achieve other financial goals. Whether the need calls for Certificates of Deposit, annuity and mutual funds through Norwood Investment Corp, or the estate planning services of our Trust Department, Wayne Bank offers the expertise to guide its clients' progress along the path to greater financial strength.



Covering All Bases



In addition to the myriad of other ways Wayne Bank contributes to the strength and stability of the communities it serves, the Bank's Personal Loan programs can be tailored to meet virtually any need – from automobiles and academic pursuits to weddings, and everything in between. And a friendly Wayne Bank professional will help custom-fit a loan package to best serve individual requirements.

Strength In Numbers


STATE CAPITAL
SCALE
MILES
KILOMETERS
WAYN
Lakeville
Arlington
Paupack
Uswick
Greentown
Newfoundland
Promised Land
Panther
Sterling
South Sterling
Angels
La Anna
Skytop
Bohemia
Rowland
Shohola
Kimbles
Pond Eddy
Twin Lakes
Shohola Falls
Tafton
Blooming Grove
Porters Lake
Dingmans Ferry
Buck Hill Falls
Canadensis

Encompassing The Region

Wayne Bank's ten Community Branch Offices provide convenient access for customers throughout the Bank's Wayne, Pike and Monroe Counties service area, the three fastest-growing counties in the Commonwealth.

Harnessing New Technology

Throughout 2001, Wayne Bank fine-tuned its telephone banking and Internet banking services, while further enhancing customer service with the addition of a new on-line teller system and a new sales/account opening system. Plans are well underway for the expansion of Internet banking and the enhancement of the Bank's information retrieval system, which will help make Bank employees better able to serve the needs of customers.

Our Board Of Directors

Daniel J. O'Neill | Gary P. Rickard | William W. Davis, Jr. President And Chief Executive Officer | Charles E. Case | Dr. Kenneth A. Phillips | John E. Marshall Secretary Of The Board | Russell L. Ridd Chairman Of The Board | Harold A. Shook | Richard L. Snyder




WAYNE COUNTY SAVINGS BANK

Norwood
FINANCIAL CORP

2001 Financial Report

MANAGEMENT'S DISCUSSION AND ANALYSIS

Introduction

This management's discussion and analysis and related financial data are presented to assist in the understanding and evaluation of the financial condition and results of operations for Norwood Financial Corp (The Company) and its subsidiary Wayne Bank (the Bank) for the years ended December 31, 2001, 2000, and 1999. This section should be read in conjunction with the consolidated financial statements and related footnotes.

Forward Looking Statements

The Private Securities Litigation Reform Act of 1995 contains safe harbor provisions regarding forward-looking statements. When used in this discussion, the words believes, anticipates, contemplates, expects, and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties, which could cause actual results to differ materially from those projected. Those risks and uncertainties include changes in interest rates, risks associated with the effect of opening a new branch, the ability to control costs and expenses, and general economic conditions. The Company undertakes no obligation to publicly release the results of any revisions to those forward-looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Results of Operations - Summary

Net income for the Company for the year 2001 was $4,202,000 compared to $3,860,000 for the year 2000. This represents an increase of $342,000 or 8.9% over the prior year. Basic and diluted earnings per share for 2001 were $2.50 and $2.48 increasing from $2.32 and $2.31, respectively, in 2000. The return on average assets (ROAA) for the year ended December 31, 2001 was 1.25%, with a return on average equity (ROAE) of 12.54%.

The increase in earnings was principally attributable to a higher level of net interest income and growth in other income. Net interest income, on a fully taxable equivalent basis (fte) totaled $14,041,000 in 2001, compared to $13,424,000 in 2000. The improvement in net interest income was due to a $17.2 million growth in average earning assets during 2001.

Other income for 2001 was $2,802,000, an increase of $313,000 or 12.6% over 2000. Other income represented 16.7% of total revenues in 2001, improving from 15.6% in 2000. Operating expenses totaled $9,858,000 in 2001

NET INCOME


($000)
$2,706
$3,236
$3,508
$3,860
$4,202
1997
1998
1999
2000
2001

EPS


$1.63
$1.93
$2.09
$2.32
$2.50
1997
1998
1999
2000
2001

compared to $9,712,000 in 2000, an increase of $146,000 or 1.5%. The increase in expenses was principally due to costs associated with investments in technology, including an expanded Internet banking customer base and the implementation of a new on-line teller system.

Net income for the Company for the year 2000 was $3,860,000 compared to $3,508,000 for the year 1999. This represents an increase of $352,000 or 10.0% over prior year. Basic and diluted earnings per share for 2000 were $2.32 and $2.31 increasing from $2.09 and $2.08, respectively, in 1999. Return on average equity showed similar improvement at 13.75% in 2000 increasing from 12.81% in 1999. The return on average assets for the 2000 was 1.21% compared to 1.19% in 1999.

The increase in earnings was principally attributable to higher levels of net interest income and growth in other income. Net interest income on a fully taxable equivalent basis (fte) totaled $13,424,000 for 2000, an increase of $949,000 or 7.6% from 1999. The improvement in net interest income was due to a $21.6 million growth in average earning assets during 2000, and higher earning asset yields which offset an increase in the average cost of funds.

Other income, for 2000 was $2,489,000, an increase of $535,000 or 27.4% over 1999. Other income represented 15.6% of total revenues in 2000, improving from 13.5% in 1999. During 2000 other expenses increased $1,116,000 or 13.0% over 1999 to $9,712,000. The increase was principally due to an increase in losses on lease residuals, $910,000 in 2000 compared to $385,000 in 1999, the expense of operating additional branches and the implementation of new information systems including an Internet banking service.

FINANCIAL CONDITION

Total Assets

TOTAL ASSETS


$ In Millions
$263
$279
$315
$327
$346
1997
1998
1999
2000
2001

Total assets at December 31, 2001 were $346.0 million compared to $326.7 million at year-end 2000, an increase of $19.3 million or 5.9%.

Loans Receivable

Loans receivable, which includes automobile leases, represent the most significant percentage of the Company's assets, at 61.9%. At December 31, 2001 total loans receivable were $214.2 million compared to $216.5 million in 2000, a decrease of $2.3 million. Loan growth in commercial, commercial real estate and residential real estate was offset by net run-off in indirect automobile financing, included in consumer loans to individuals, and lease financing.

Residential real estate, which includes home equity lending totaled $64.6 million at December 31, 2001, compared to $59.5 million at year-end 2000. This increase of $5.1 million is net of prepayments and refinancing activity. In the relatively low interest rate environment during 2001, fixed rate mortgage products were preferred by customers and accounted for the majority of the activity. The Company sells a portion of its longer-term fixed rate residential loan production for interest rate risk management, with $2.2 million sold in the secondary market during 2001.

The Company's indirect lending portfolio declined $8.2 million to $48.0 million at December 31, 2001. A portion of the net decrease may be attributable to the significant financing incentives offered by the automakers in the fourth quarter of 2001. In addition, the Company is focusing its efforts on increasing direct and real estate lending through its branch network.

The Company stopped automobile lease originations during the third quarter of 1999. This was done to monitor experience in early terminations, amount of off-lease vehicles returned and the market values of vehicles returned compared to residual values. As a result, total leases declined $7.5 million in 2001 to $6.1 million at December 31, 2001. Residual losses on sold vehicles totaled $630,000 for 2001. The Company maintains a reserve for residual losses, which totaled $225,000 at December 31, 2001 with a residual value in the remaining portfolio of $5.1 million compared to a $400,000 reserve, and $10.7 million of residual value at the prior year-end. The Company liquidates its returned off-lease vehicles through various used car dealers and automobile auction centers. At December 31, 2001, the Company had an inventory of automobiles to liquidate of $620,000.

Commercial loans consist principally of loans made to small businesses within the Company's market and are usually secured by real estate and other assets of the borrower. Commercial and commercial real estate loans totaled $81.1 million at year-end 2001, increasing from $73.9 million in 2000, an increase of $7.2 million or 9.7%. The growth in commercial lending was centered in the Pike and Monroe County market areas.

For the year 2001, total loans receivable averaged $214.9 million with an fte yield of 8.35% compared to $211.2 million and 8.63% during 2000. Total interest income on loans (fte) was $17,934,000 compared to $18,217,000 in 2000.

Non-Performing Assets and Allowance for Loan Losses

Non-performing assets consist of non-performing loans and real estate acquired through foreclosure, which is held for sale. Loans are placed on non-accrual status when management believes that a borrower's financial condition is such that collection of interest is doubtful. Commercial and real estate related loans are generally placed on non-accrual when interest is 90 days delinquent. When loans are placed on non-accrual, accrued interest income is reversed from current earnings.

NPAs TO ASSETS


1.03%
0.30%
0.24%
0.22%
0.21%
1997
1998
1999
2000
2001

At December 31, 2001, non-performing loans totaled $683,000 and represented .32% of total loans receivable compared to $680,000 and .31% at year-end 2000. Total non-performing assets which includes foreclosed real estate totaled $737,000 and represented .21% of total assets compared to $707,000 and .22% at December 31, 2000. At year-end 2001, non-performing assets consisted principally of loans secured by real estate, with the largest such loan totaling $344,000.

The allowance for loan losses totaled $3,216,000 at year-end 2001 and represented 1.50% of total loans receivable compared to $3,300,000 and 1.52% of total loans at year-end

2000. Net charge-offs for 2001 were $779,000, consisting principally of losses on the sale of repossessed automobiles, compared to net charge-offs of $524,000 in 2000. The provision for loan losses for 2001 was $695,000 increasing from $480,000 in 2000 due to a higher level of net charge-offs in 2001. The coverage ratio of the allowance for loan losses to non-performing loans was 470.9% at December 31, 2001.

The Company's loan review process assesses the adequacy of the allowance for loan losses on a quarterly basis. The process includes a review of the risks inherent in the loan portfolio. It includes a credit review and gives consideration to areas of exposure such as concentration of credit in specific industries, economic and industry conditions, trends in delinquencies, collections and collateral value coverage. General reserve percentages are identified by loan type and credit grading and allocated accordingly. Larger credit exposures are analyzed individually. Management considers the allowance at December 31, 2001 adequate for the loan mix and classifications. However, there can be no assurance that the allowance for loan losses will be adequate to cover significant losses, if any, that might be incurred in the future.

The following table sets forth information with respect to the Company's allowance for loan losses at the dates indicated:

Year ended December 31, *(dollars in thousands)*	2001	2000	1999	1998	1997
Allowance balance at beginning of period	$3,300	$3,344	$3,333	$3,250	$2,616
Charge-Offs:					
Commercial and all other	(12)	–	(12)	(294)	(380)
Real Estate	(11)	(9)	(17)	(14)	(119)
Consumer	(711)	(589)	(419)	(366)	(264)
Lease Financing	(152)	(170)	(184)	(115)	(67)
Total	(886)	(768)	(632)	(789)	(830)
Recoveries:					
Commercial and all other	8	54	74	89	72
Real Estate	1	73	–	7	3
Consumer	85	88	83	50	34
Lease Financing	13	29	16	6	–
Total	107	244	173	152	109
Provision Expense	695	480	470	720	1,355
Allowance balance at end of period	$3,216	$3,300	$3,344	$3,333	$3,250
Allowance for loan losses as a percent of total loans outstanding	1.50%	1.52%	1.63%	1.78%	1.75%
Net loans charged off as a percent of average loans outstanding	.36%	.25%	.23%	.34%	.39%
Allowance for loan losses as a percent of non-performing loans	470.9%	484.6%	508.9%	535.8%	149.5%

The following table sets forth information regarding non-performing assets. The Bank had no troubled debt restructurings as defined in SFAS No. 114. As of December 31, 2001, there were no loans not previously discussed where known information about possible credit problems of borrowers cause management to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms.

As of December 31,	2001	2000	1999	1998	1997
(Dollars in Thousands)					
Loans accounted for on a non-accrual basis:					
Commercial and all other	$64	$64	$64	$65	$963
Real estate	597	518	513	503	1,112
Consumer	11	–	19	20	33
Total	672	582	596	588	2,108
Accruing loans which are contractually past due 90 days or more:					
Commercial and all other	–	–	–	–	44
Real estate	–	34	–	–	–
Consumer/leases	11	64	61	34	23
Total	11	98	61	34	67
Total non-performing loans	683	680	657	622	2,175
Foreclosed real estate	54	27	110	204	537
Total non-performing assets	$737	$707	$767	$826	$2,712
Non-performing loans to total loans	.32%	.31%	.32%	.33%	1.17%
Non-performing loans to total assets	.20%	.21%	.21%	.22%	.83%
Non-performing assets to total assets	.21%	.22%	.24%	.30%	1.03%

Securities

The securities portfolio consists principally of issues of United States Government agencies, including mortgage-backed securities, municipal obligations, and corporate debt.

In accordance with SFAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities" the Company classifies its investments into two categories: held to maturity (HTM) and available for sale (AFS). The Company does not have a trading account. Securities classified as HTM are those in which the Company has the ability and the intent to hold the security until contractual maturity. At December 31, 2001, the HTM portfolio totaled $6.2 million and consisted of longer-term municipal obligations. Securities classified as AFS are eligible to be sold due to liquidity needs or interest rate risk management. These securities are adjusted to and carried at their fair value with any unrealized gains or losses recorded as an adjustment to capital and reported in the equity section of the balance sheet as other comprehensive income. At December 31, 2001, $95.8 million in securities were so classified and carried at their fair value, with unrealized appreciation, net of tax, of $1,002,000, included in Accumulated other comprehensive income in stockholders' equity.

At December 31, 2001, the modified duration, which is a measure of cash flow of the portfolio, was 3.5 years compared to 5.3 years at the prior year-end. The decrease was due to increased cash flow from the mortgage-backed securities, which were impacted by the lower interest rate environment in 2001 as compared to 2000. Total purchases for the year were $63.8 million. The purchases were funded principally by sales of securities and other cash flow from the portfolio of $47.1 million.

At December 31, 2001, the Company's securities portfolio (HTM and AFS) totaled $102 million with the mix as follows:

U.S. Government agencies 15.3%; mortgage-backed securities, 50.4%; municipal obligations, 18.5%; corporate debt securities, 14.0% and equity securities of other financial institutions 1.8%. The portfolio has $8.6 million of adjustable rate instruments at December 31, 2001. The portfolio contained no structured notes, step-up bonds and no off-balance sheet derivatives were in use. The portfolio totaled $84.6 million at year-end 2000.

Deposits

The Company, through the ten branches of the Bank, provides a full range of deposit products to its retail and business customers. These products include interest-bearing and non-interest bearing transaction accounts, statement savings and money market accounts. Certificates of Deposit (CD) terms range up to five years and include Individual Retirement Accounts. The Bank participates in the Jumbo CD ($100,000 and over) markets with local municipalities and school districts, which are typically awarded on a competitive bid basis.

Total deposits at December 31, 2001 were $274.9 million increasing from $253 million at year-end 2000, an increase of $21.9 million or 8.7%. The increase was principally in core transactions accounts and retail time deposits. Interest bearing demand deposits increased $4.4 million or 14.3% to $34.9 million, reflecting growth in new retail checking account products. Retail time deposits increased $7.6 million, due in part to the introduction of an add-on CD product which allows deposits and one withdrawal during the term of the CD.

Time deposits over $100,000, which consist principally of school district and other public funds, with maturities generally less than one year, were $27.1 million at December 31, 2001, declining from $31.7 million at year-end 2000. These deposits are subject to competitive bid and the Company bases its bid on current interest rates, loan demand, investment portfolio structure and relative cost of other funding sources.

In addition to non-interest bearing demand deposits of $31.7 million, which are principally commercial, the Company has $6.2 million of cash management accounts. These balances represent commercial customers' excess funds invested in over-night securities, which the Company considers core-funding.

Market Risk

Interest rate sensitivity and the repricing characteristics of assets and liabilities are managed by the Asset and Liability Management Committee (ALCO). The principal objective of ALCO is to maximize net interest income within acceptable levels of risk, which are established by policy. Interest rate risk is monitored and managed by using financial modeling techniques to measure the impact of changes in interest rates.

Net interest income, which is the primary source of the Company's earnings, is impacted by changes in interest rates and the relationship of different interest rates. To manage the impact of the rate changes, the balance sheet must be structured so that repricing opportunities exist for both assets and liabilities at approximately the same time intervals.

The Company uses net interest simulation to assist in interest rate risk management. The process includes simulating various interest rate environments and their impact on net interest income. At December 31, 2001, the level of net interest income at risk in a 200 basis points increase or decrease was within the Company's policy limits.

Imbalance in repricing opportunities at a given point in time reflect interest-sensitivity gaps measured as the difference between rate-sensitive assets and rate-sensitive liabilities. These are static gap measurements that do not take into account any future activity, and as such are principally used as early indications of potential interest rate exposures over specific intervals.

At December 31, 2001, the Bank had a positive 90 day interest sensitivity gap of $14.5 million or 4.2% of total assets. A positive gap means that rate-sensitive assets are greater than rate-sensitive liabilities at the time interval. This would indicate that in a declining rate environment, the yield on interest-earning assets would decrease faster than the cost of interest-bearing liabilities in the 90 day time frame. The repricing intervals are managed by ALCO strategies, including shortening the investment portfolio, pricing of deposit liabilities to attract longer term time deposits, loan pricing to encourage variable rate products and evaluation of loan sales of longer term mortgages.

The following table displays interest-sensitivity as of December 31, 2001 (in thousands).

	3 Months or Less	3 through 12 Months	1 through 3 Years	3 Years	Total
Federal Funds sold and Interest bearing deposits	$7,691	$ —	$ —	$ —	$7,691
Securities (1)	17,700	24,637	29,000	32,082	103,419
Loans Receivable (1)	61,383	43,691	49,987	59,133	214,194
Total rate sensitive assets (RSA)	$86,774	$68,328	$78,987	$91,215	$325,304
Interest bearing demand and savings (2)	$11,544	$10,936	$28,670	$28,683	$79,833
Money Market deposit accounts (2)	7,301	11,592	15,467	—	34,360
Time deposits	29,819	55,371	37,298	6,527	129,015
Other	23,641	5,000	3000	—	31,641
Total rate sensitive liabilities (RSL)	$72,305	$82,899	$84,435	$35,210	$274,849
Interest sensitivity gap	$14,469	($14,571)	($5,448)	$56,005	$50,455
Cumulative gap	$14,469	(102)	($5,550)	$50,455	
Cumulative gap to total assets	4.2%	0.0%	(1.6)%	14.6%	

(1) Included in the period in which interest rates are next scheduled to adjust or in which they are due. Prepayment speeds are based on historical experience and management judgment.

(2) Non-maturity deposits are generally subject to immediate withdrawal. However based on retention experience in various interest rate environments management considers the deposits to have longer effective maturities.

The Company analyzes and measures the time periods in which rate sensitive assets (RSA) and rate sensitive liabilities (RSL) will mature or reprice in accordance with their contractual terms and assumptions. Management believes that the assumptions used are reasonable. The interest-rate sensitivity of assets and liabilities could vary substantially if differing assumptions were used or if actual experience differs from the assumptions used in the analysis. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in differing degrees to changes in market interest rates. The interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Further, in the event of a significant change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed. Finally, the ability of borrowers to service their adjustable-rate debt may decrease in the event of an interest rate increase. The operating results of the Company are not subject to foreign currency exchange or commodity price risk.

Liquidity

Maintenance of liquidity is coordinated by ALCO. Liquidity can be viewed as the ability to fund customers' borrowing needs and their deposit withdrawal requests while supporting asset growth. The Company's primary sources of liquidity include deposit generation, asset maturities and cash flow from loan repayments and securities.

At December 31, 2001, the Company had cash and cash equivalents of $17.3 million in the form of cash, due from banks, federal funds sold and short-term deposits with other institutions. In addition, the Company had total securities available for sale of $95.8 million, which could be used for liquidity needs. This totals $113.1 million and represents 32.7% of total assets compared to $88.8 million and 27.2% of total assets at December 31, 2000. The Company also monitors other liquidity measures, all of which were within policy guidelines at December 31, 2001. The Company believes its liquidity position is adequate.

The Company maintains established lines of credit with the Federal Home Loan Bank of Pittsburgh (FHLB) and other correspondent banks, which support liquidity needs. At December 31, 2001, the borrowing capacity from FHLB was $95.9 million. At year-end 2001 the Company had $25 million in borrowings from the FHLB, decreasing from $28 million at December 31, 2000.

Results of Operations


NET INTEREST INCOME (FTE)
($000)
$11,419
$12,021
$12,475
$13,424
$14,041
1997
1998
1999
2000
2001

Net Interest Income

Net interest income is the difference between income earned on loans and securities and interest paid on deposits and borrowings. For the year ended December 31, 2001 net interest income on a fully taxable basis (fte) was $14,041,000 an increase of $617,000 or 4.6% over 2000. The resulting fte net interest spread and net interest margin for 2001 were 3.76% and 4.42%, respectively, compared to 3.84% and 4.47%, respectively, in 2000.

Total fte interest income for 2001 was $24,251,000, a decrease of $50,000 from the prior year. Interest rates declined significantly during 2001. At December 31, 2001, the Prime Rate was 4.75%, Federal Funds target rate was 1.75% and the Two Year Treasury Note was 3.02%, compared to 9.50%, 6.50% and 4.86%, respectively at year-end 2000. As a result, the earning asset yield decreased 45 basis points to 7.64% from 8.09% in 2000. This decline was partially offset by the earnings on $17.2 million growth in average earning assets. Interest expense totaled $10,210,000 for 2001, declining from $10,877,000 in 2000. With the generally lower interest rate environment in 2001, the Company's cost of interest-bearing liabilities decreased to 3.88% from 4.25% in the prior year. As a result of a 45 basis point decrease in the earning asset yield partially offset by a 37 basis point decrease in cost of interest-bearing liabilities, net interest spread declined 8 basis points to 3.76% compared to 3.84% in 2000. Net interest margin, which is the measurement of the net return on earning assets, also decreased 5 basis points to 4.42% in 2001 from 4.47%. The net interest margin was unfavorably impacted by the mix of earning asset growth, with 78% of the growth due to securities and short-term investments and 22% in loans, with the investments at a yield of 5.98%, which is lower than the 8.35% yield on loans.

Interest income earned on loans totaled $17,934,000 with a yield of 8.35% in 2001 decreasing from $18,217,000 with a yield of 8.63% in 2000. The decline in the yield was due in part to the lower interest rate environment with an average prime rate of 6.15% in 2001 compared to 9.35% in 2000. Average loans increased $3.7 million to $214.9 million. Loans receivable represented 67.7% of average earning assets in 2001.

Securities available for sale averaged $87.2 million in 2001 with an fte interest income of $5,450,000 and a yield of 6.25%, compared to $80.8 million, $5,399,000 and 6.68% respectively in 2000. The decrease in yield was principally due to the lower interest rate environment in 2001. During 2001, cash flows on mortgage-backed securities increased in the lower interest rate environment. These amounts were generally reinvested in lower coupon mortgage-backed securities, short-term corporate bonds and tax-exempt municipal obligations.

Interest-bearing deposits averaged $230.9 million increasing $15.8 million from the average in 2000. The cost of interest bearing deposits for 2001 was 3.65% compared to 3.97% in 2000. Other borrowings, which consist of advances from the FHLB, decreased on average to $26.9 million in 2001, compared to $33.9 in 2000. The Company used deposit growth to pay-off the borrowings.

Federal Funds sold, which represents overnight investments of liquidity increased in 2001, as deposit growth exceeded loan activity. For 2001, Federal Funds averaged $8.3 million at a yield of 3.15% compared to $500,000 and 5.95% in 2000.

For the year ended December 31, 2000 net interest income (fte) was $13,424,000 an increase of $949,000 or 7.6% over 1999. The resultant fte net interest spread and net interest margin for 2000 were 3.84% and 4.47%, respectively, compared to 3.85% and 4.48%, respectively, in 1999.

Total fte interest income for 2000 was $24,301,000, an increase of $2,711,000 or 12.6% from the prior year. In the generally higher interest rate environment in 2000, with prime rate at 9.50% at December 31, 2000, the earning asset yield increased 34 basis points to 8.09% from 7.75% in 1999. The increase in interest income was also favorably impacted by the earnings on the $21.6 million growth in average earning assets. Interest expense totaled $10,877,000 for 2000, increasing $1,762,000 or 19.3% from 1999. With a higher cost of other borrowings and a competitive market for time deposits, the Company's cost of interest-bearing liabilities increased to 4.25% from 3.90% in the prior year. As a result of a 34 basis point increase in the earning asset yield offset by a 35 basis point increase in cost of interest-bearing liabilities, net interest spread was relatively stable at 3.84% compared to 3.85% in 1999. Net interest margin, which is the measurement of the net return on earning assets also decreased 1 basis point to 4.47% in 2000 from 4.48%. The net interest margin was favorably impacted by the mix of earning asset growth, with 70% of the growth due to loans and 30% in securities, with the loans at a yield of 8.63%, which is higher than the 6.68% yield on securities. The funding mix however was more expensive as other borrowings increased $16.4 million at a cost of 5.99% and deposits, which have a lower cost, increased $7.2 million on average.

Interest income earned on loans totaled $18,217,000 with a yield of 8.63% in 2000, increasing $1,914,000 from $16,303,000 with a yield of 8.32% in 1999. The increase in yield was due in part to the higher interest rate environment with an average prime rate of 9.35% in 2000 compared to 8.00% in 1999. Average loans increased $15.2 million to $211.2 million. Loans receivable represented 70.3% of earning assets in 2000.

Securities available for sale averaged $80.8 million in 2000 with an fte interest income of $5,399,000 and a yield of 6.68% compared to $72.2 million, $4,524,000 and 6.27% respectively in 1999. The increase in yield was principally due to the higher interest rate environment in 2000.

Interest bearing deposits averaged $215.1 million, increasing $7.2 million from the average in 1999. The cost of interest bearing deposits for 2000 was 3.97% compared to 3.78% in 1999. The increase in cost was principally due to rates paid on time deposits, with a cost of 5.45% in 2000 increasing from 5.15% in 1999. Short-term borrowings, principally cash management accounts, averaged $6.9 million at a cost of 4.38% compared to $8.2 million at 3.66% in 1999.

Other borrowings, which consist of advances from the FHLB increased on average to $33.9 million in 2000, compared to $17.5 million in 1999. The increase in borrowings was used principally to fund loan growth.

Other Income

Other income totaled $2,802,000 in 2001, an increase of $313,000 or 12.6% over 2000. Other income represented 16.6% of total revenues increasing from 15.6% in 2000.

Service charges and fees were $1,661,000 in 2001 compared to $1,486,000 in 2000, an increase of $175,000. The increase is due in part to growth in fee-based retail checking accounts, which increased by $52,000, and the Wayne Bank Visa Check Card which generated $134,000 in revenues, increasing from $97,000 in 2000. In addition, loan related fees, which include documentation charges and fees related to a loan promotion, increased $62,000.

Commissions on sales of mutual funds, annuities and discount brokerage through Norwood Investment Corp totaled $267,000 on sales of $9.2 million compared to $201,000 in revenues on sales of $6.8 million in 2000. In 2000, the Company sold its portfolio of mortgage servicing rights (MSR) for a net gain of $105,000 with a total gain on MSR and residential mortgage loans sold of $231,000 compared to a $48,000 gain on loans sold in 2001. Earnings on the increase in the cash surrender value (CSV) of bank owned life insurance (BOLI), the proceeds of which were used to fund employee benefit plans, was $179,000 compared to $166,000 in 2000. Income on fiduciary activities totaled $256,000 for 2001, compared to $288,000 in 2000. The decrease was due in part to a lower level of estate income in 2001.

The Company had $212,000 in net realized gains on sales of securities in 2001, compared to $35,000 in 2000. The increase was due to gains on the sale of selected longer-term mortgage-backed securities, shorter-term corporate bonds and an equity holding of another bank.

Other income totaled $2,489,000 in 2000, an increase of $535,000 or 27.4% over 1999. Other income represented 15.6% of total revenues increasing from 13.5% in 1999.

Service charges and fees were $1,486,000 in 2000 compared to $1,235,000 in 1999 an increase of $251,000. The increase was due in part to a $46,000 growth in fee-based retail checking accounts and $40,000 of account analysis fees on certain types of commercial accounts. The Wayne Bank Visa Check Card generated $97,000 of revenue, increasing from $64,000 in 1999 and merchant card processing fees totaled $114,000, an increase of $35,000 from 1999. In addition, a loan promotion generated $49,000 of revenue in 2000.

Other sources of fee income were $681,000 in 2000 compared to $405,000 in 1999. Commissions on sales of mutual funds, annuities and discount brokerage through Norwood Investment Corp totaled $201,000 on sales of $6.8 million compared to $148,000 in revenues on sales of $6.4 million in 1999. The Company sold its portfolio of mortgage servicing rights (MSR) for a net gain of $105,000 with a total gain on MSR and residential mortgage loans sold of $231,000 compared to $19,000 on loans sold in 1999. Earnings on the increase in the cash surrender value (CSV) of bank owned life insurance (BOLI) purchased in the fourth quarter of 1999, the proceeds of which were used to fund employee benefit plans, was $166,000 compared to $41,000 in 1999. Income on fiduciary activities totaled $288,000 for 2000, an increase of $33,000 or 12.9% over prior year. The increase is due in part to higher estate income.

Other Income *(dollars in thousands)*

For the year ended December 31	2001	2000	1999
Service charges on Deposit Accounts	$358	$292	$213
ATM Fees	167	144	142
NSF Fees	507	509	478
Merchant Card Processing	111	114	79
Other Service Chgs. & Fees	384	330	259
Visa Check Card	134	97	64
Fiduciary activities	256	288	255
Mutual Funds & Annuities	267	201	148
Gain on Sales of MSR & Loans	48	231	19
CSV on Life Insurance	179	166	41
Other Income	179	82	197
	2,590	2,454	1,895
Net realized gains on sales of securities	212	35	59
Total	$2,802	$2,489	$1,954

Other Expenses

Other expenses totaled $9,858,000 in 2001, an increase of $146,000 or 1.5% over $9,712,000 in 2000. Salaries and employee benefit costs, which represented 47.1% of total other expense, were $4,642,000 for 2001, an increase of $287,000 or 6.6%. The increase was principally due to increasing costs of various employee benefit plans, incentive plans and higher staffing levels. Data processing related expense for 2001 was $521,000 compared to $432,000 in 2000. The increase was due to higher account charges from a third party provider, expanded customer activity in telephone and Internet banking and the installation of an on-line teller system.

Losses on lease residuals were $630,000 in 2001 decreasing from $910,000 in 2000. The decrease was principally due to a lower reserve at year-end, as the leasing portfolio at December 31, 2001 was $6.1 million compared to $13.6 million at prior year-end. These losses are partially offset by lease termination fee income, included in other income, of $64,000 in 2001 and $72,000 in 2000. Professional fees were $211,000 in 2001 compared to $248,000 in 2000, with the decrease due to lower legal fees.

The efficiency ratio, excluding losses on lease residuals, was 54.8% in 2001, improving from 55.3% in 2000.

Other expenses totaled $9,712,000 in 2000 an increase of $1,116,000 or 12.9% over 1999. Salaries and employee benefit costs, which represent 44.8% of other expenses, were $4,355,000 for 2000, an increase of $274,000 or 6.7%. The increase was principally due to staff expenses related to new branch locations and increasing costs of various employee benefit plans. Advertising expenses increased $91,000 to $185,000, reflecting marketing efforts in Monroe County. Expenses incurred in 2000, and not in 1999, which include staffing, occupancy, rental and other expenses related to the new branches, totaled $191,000.

Losses on lease residuals were $910,000 compared to $385,000 in 1999. The increase was principally due to a greater number of cars returned to the Bank in 2000, the short terms of the maturing leases and the lower market values compared to residual values. These losses were partially offset by lease termination fee income included in other income of $72,000 in 2000 and $78,000 in 1999. Professional fees, including legal costs, were $248,000 in 2000 compared to $186,000 in 1999, with the increase principally due to legal costs related to a general corporate matter, which was settled in 2000.

Income Taxes

Income tax expense for the year 2001 was $1,601,000 for an effective tax rate of 27.6% compared to an expense of $1,504,000 and an effective rate of 28.0% in 2000. The decrease in the effective tax rate is principally due to higher levels of interest income on municipal securities, which is not subject to federal income tax.

Income tax expense for 2000 was $1,504,000 for an effective tax rate of 28.0% compared to an expense of $1,514,000 and an effective rate of 30.1% in 1999. The decreased effective tax rate is principally due to higher levels of interest income on municipal securities and the increase in the cash surrender value of BOLI, which is not subject to Federal Income Tax.

Capital and Dividends

Total stockholders' equity at December 31, 2001 was $35.1 million, compared to $31.4 million at year-end 2000. The increase was principally due to retention of earnings of $2,824,000 after dividends declared of $1,378,000, and a $514,000 increase in accumulated other comprehensive income due to market value changes in the Company's AFS securities portfolio principally as a result of decreasing interest rates. At December 31, 2001 the Company had a leverage capital ratio of 9.93%, Tier 1 risk-based capital of 13.78% and total risk-based capital of 15.30% compared to 9.44%, 12.78% and 14.27% respectively in 2000.

The following table sets forth the price range and cash dividends declared per share regarding common stock for the period indicated:

	Price Range High	Price Range Low	Cash dividend paid per share
Year 2001			
First Quarter	$20.50	$17.25	$.20
Second Quarter	22.70	19.625	.20
Third Quarter	27.10	21.25	.20
Fourth Quarter	26.75	25.00	.22
Year 2000			
First Quarter	$21.25	$19.00	$.17
Second Quarter	20.00	17.50	.17
Third Quarter	20.50	20.375	.17
Fourth Quarter	20.875	15.75	.20

The book value of the common stock was $20.05 at December 31, 2001 compared to $17.99 at prior year-end. At year-end the stock price was $26.11 compared to $17.25 at December 31, 2000.

NORWOOD FINANCIAL CORP

Summary of Quarterly Results (unaudited)
(Dollars in thousands, except per share amounts)

2001

	December 31	September 30	June 30	March 31
Net interest income	$3,478	$3,429	$3,361	$3,286
Provision for loan losses	150	175	200	170
Other income	772	670	694	666
Other expense	2,523	2,421	2,464	2,450
Income before income taxes	1,577	1,503	1,391	1,332
Income tax expense	454	409	375	363
NET INCOME	$1,123	$1,094	$1,016	$969
Basic earnings per share	$ 0.67	$ 0.65	$ 0.60	$ 0.58
Diluted earnings per share	$ 0.66	$ 0.64	$ 0.60	$ 0.58

2000

	December 31	September 30	June 30	March 31
Net interest income	$3,311	$3,337	$3,300	$3,119
Provision for loan losses	145	120	120	95
Other income	611	690	610	578
Other expense	2,369	2,454	2,519	2,370
Income before income taxes	1,408	1,453	1,271	1,232
Income tax expense	399	414	347	344
NET INCOME	$1,009	$1,039	$924	$888
Basic earnings per share	$ 0.61	$ 0.62	$ 0.56	$ 0.53
Diluted earnings per share	$ 0.61	$ 0.61	$ 0.56	$ 0.53

NORWOOD FINANCIAL CORP. CONSOLIDATED AVERAGE BALANCE SHEETS WITH RESULTANT INTEREST AND RATES

(Tax-Equivalent Basis, dollars in thousands)
Year Ended December 31

	2001			2000			1999		
Average	Ave. Balance(2)	Interest(1)	Rate	Ave Balance(2)	Interest(1)	Rate	Ave Balance(2)	Interest(1)	Rate
ASSETS									
Interest Earning Assets									
Federal funds sold	$ 8,322	262	3.15%	$ 521	31	5.95%	$ 2,031	$ 94	4.63%
Interest bearing deposits with banks	162	6	3.70	210	6	2.86	755	15	1.99
Securities held to maturity	6,822	599	8.78	7,480	648	8.66	7,633	654	8.57
Securities available for sale									
Taxable	76,139	4,646	6.10	76,537	5,082	6.64	69,401	4,335	6.25
Tax-exempt	11,086	804	7.25	4,292	317	7.39	2,800	189	6.75
Total securities available for sale	87,225	5,450	6.25	80,829	5,399	6.68	72,201	4,524	6.27
Loans Receivable(3,4)	214,905	17,934	8.35	211,174	18,217	8.63	196,005	16,303	8.32
Total interest earning assets	317,436	24,251	7.64	300,214	24,301	8.09	278,625	21,590	7.75
Non-interest earning assets									
Cash and due from banks	7,559			7,130			7,409		
Allowance for loan losses	(3,268)			(3,354)			(3,359)		
Other assets	14,264			15,245			13,237		
Total non-interest earning assets	18,555			19,021			17,287		
TOTAL ASSETS	$335,991			$319,235			$ 295,912		
LIABILITIES AND SHAREHOLDERS' EQUITY									
Interest- bearing liabilities:									
Interest-bearing demand and Money Market	$ 66,101	1,298	1.96	$ 60,822	1,515	2.49	$ 58,076	1,397	2.41
Savings	42,631	792	1.86	42,492	933	2.20	42,676	934	2.19
Time	122,161	6,329	5.18	111,778	6,097	5.45	107,152	5,520	5.15
Total interest- bearing deposits	230,893	8,419	3.65	215,092	8,545	3.97	207,904	7,851	3.78
Short-term borrowings	7,781	295	3.80	6,914	303	4.38	8,187	300	3.66
Other borrowings	24,450	1,496	5.57	33,883	2,029	5.99	17,464	964	5.52
Total interest-bearing liabilities	263,124	10,210	3.88	255,889	10,877	4.25	233,555	9,115	3.90
Non-interest bearing demand	31,407			29,525			28,059		
Other liabilities	7,942			5,746			6,921		
Total non-interest bearing liabilities	39,349			35,271			34,980		
Shareholders' equity	33,518			28,075			27,377		
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	$335,991			$319,235			$ 295,912		
Net interest income(tax-equivalent basis)		14,041	3.76%		13,424	3.84%		$ 12,475	3.85%
Tax -equivalent basis adjustment		(487)			(357)			(341)	
Net interest income		$13,554			$13,067			$ 12,134	
Net Interest margin(tax-equivalent basis)			4.42%			4.47%			4.48%

1. Interest and yields are presented on a tax-equivalent basis using a marginal tax rate of 34%.
2. Average balances have been calculated based on daily balances.
3. Loan balances include non-accrual loans and are net of unearned income.
4. Loan yields include the effect of amortization of deferred fees, net of costs.

RATE/VOLUME ANALYSIS

The following table shows fully taxable equivalent effect of changes in volume and rate on interest income and interest expense.

	Increase/(Decrease)					
(dollars in thousands)	2001 Compared to 2000 Variance Due to			2000 Compared to 1999 Variance Due to		
INTEREST EARNING ASSETS:	Volume	Rate	Net	Volume	Rate	Net
Federal funds sold	$252	$(21)	$231	($84)	$21	(63)
Interest bearing deposits with banks	(2)	2		(14)	5	(9)
Securities held to maturity	(58)	9	(49)	(13)	7	(6)
Securities available for sale						
Taxable	(26)	(410)	(436)	463	284	747
Tax-exempt	493	(6)	487	109	19	128
Total securities available for sale	467	(416)	51	572	303	875
Loans Receivable (3/4)	318	(601)	(283)	1,293	621	1,914
Total interest earning assets	977	(1,027)	(50)	1,754	957	2,711
Interest bearing liabilities:						
Interest-bearing demand and money market	123	(340)	(217)	67	51	118
Savings	3	(144)	(141)	(4)	3	(1)
Time	547	(315)	232	245	331	576
Total interest-bearing deposits	673	(799)	(126)	308	385	694
Short-term borrowings	(76)	68	(8)	(51)	54	3
Other borrowings	(399)	(134)	(533)	977	89	1,065
Total interest bearing liabilities	198	(865)	(667)	1,234	528	1,762
Net interest income (tax-equivalent basis)	$779	$(162)	$617	$520	$429	$949

Changes in net interest income that could not be specifically identified as either a rate or volume change were allocated proportionately to changes in volume and changes in rate.

Beard Miller Company LLP
Certified Public Accountants and Consultants

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
Norwood Financial Corp.
Honesdale, Pennsylvania

We have audited the accompanying consolidated balance sheets of Norwood Financial Corp. and its subsidiary as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Norwood Financial Corp. and its subsidiary as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Beard Miller Company LLP

Harrisburg, Pennsylvania
January 25, 2002

CONSOLIDATED BALANCE SHEETS

December 31,	2001	2000
	(In Thousands)	
ASSETS		
Cash and due from banks	$ 9,645	$ 8,991
Interest-bearing deposits with banks	111	153
Federal funds sold	7,580	2,550
Cash and Cash Equivalents	17,336	11,694
Securities available for sale	95,793	77,065
Securities held to maturity, fair value 2001 $6,464; 2000 $7,786	6,226	7,484
Loans receivable, net of allowance for loan losses 2001 $3,216; 2000 $3,300	210,978	213,177
Investment in FHLB stock, at cost	1,400	2,581
Bank premises and equipment, net	6,037	6,201
Accrued interest receivable	1,879	1,983
Other assets	6,380	6,546
Total Assets	$ 346,029	$ 326,731
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Deposits:		
Non-interest bearing demand	$ 31,715	$ 28,688
Interest-bearing demand	34,939	30,556
Money market deposit accounts	34,360	29,643
Savings	44,894	41,571
Time	129,015	122,501
Total Deposits	274,923	252,959
Short-term borrowings	6,641	7,860
Long-term debt	25,000	28,000
Accrued interest payable	2,326	3,128
Other liabilities	2,023	3,414
Total Liabilities	310,913	295,361
STOCKHOLDERS' EQUITY		
Common stock, par value $.10 per share; authorized 10,000,000 shares; issued 1,803,824 shares	180	180
Surplus	4,687	4,629
Retained earnings	31,265	28,441
Treasury stock, at cost 2001 52,591 shares; 2000 59,831 shares	(1,066)	(1,213)
Accumulated other comprehensive income	1,002	488
Unearned Employee Stock Ownership Plan (ESOP) shares	(952)	(1,155)
Total Stockholders' Equity	35,116	31,370
Total Liabilities and Stockholders' Equity	$ 346,029	$ 326,731

See notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF INCOME

Years Ended December 31,	2001	2000	1999
	(In Thousands, Except per Share Data)		
INTEREST INCOME			
Loans receivable, including fees	$ 17,924	$ 18,188	$ 16,249
Securities:			
Taxable	4,646	5,082	4,335
Tax exempt	926	637	557
Other	268	37	108
Total Interest Income	23,764	23,944	21,249
INTEREST EXPENSE			
Deposits	8,419	8,545	7,851
Short-term borrowings	295	303	300
Long-term debt	1,496	2,029	964
Total Interest Expense	10,210	10,877	9,115
Net Interest Income	13,554	13,067	12,134
PROVISION FOR LOAN LOSSES	695	480	470
Net Interest Income after Provision for Loan Losses	12,859	12,587	11,664
OTHER INCOME			
Service charges and fees	1,661	1,486	1,235
Income from fiduciary activities	256	288	255
Net realized gains on sales of securities	212	35	59
Other	673	680	405
Total Other Income	2,802	2,489	1,954
OTHER EXPENSES			
Salaries and employee benefits	4,642	4,355	4,081
Occupancy	796	720	712
Furniture and equipment	525	514	475
Data processing related operations	521	432	409
Losses on lease residuals	630	910	385
Advertising	131	185	94
Professional fees	211	248	186
Taxes, other than income	287	271	251
Amortization of intangible assets	178	178	185
Other	1,937	1,899	1,818
Total Other Expenses	9,858	9,712	8,596
Income before Income Taxes	5,803	5,364	5,022
INCOME TAX EXPENSE	1,601	1,504	1,514
Net Income	$ 4,202	$ 3,860	$ 3,508
EARNINGS PER SHARE			
Basic	$ 2.50	$ 2.32	$ 2.09
Diluted	$ 2.48	$ 2.31	$ 2.08

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock	Surplus	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Unearned ESOP Shares	Total
				(In Thousands)			
BALANCE - DECEMBER 31, 1998	$ 180	$ 4,542	$ 23,240	$ (343)	$ 1,655	$ (1,546)	$ 27,728
Comprehensive income:							
Net income			3,508				3,508
Change in unrealized gains (losses) on securities available for sale, net of reclassification adjustment and tax effects					(2,974)		(2,974)
Total Comprehensive Income							534
Cash dividends declared, $.59 per share			(985)				(985)
Stock options exercised		(9)		70			61
Acquisition of treasury stock				(941)			(941)
Release of earned ESOP shares		70				187	257
BALANCE - DECEMBER 31, 1999	180	4,603	25,763	(1,214)	(1,319)	(1,359)	26,654
Comprehensive income:							
Net income			3,860				3,860
Change in unrealized gains (losses) on securities available for sale, net of reclassification adjustment and tax effects					1,807		1,807
Total Comprehensive Income							5,667
Cash dividends declared, $.71 per share			(1,182)				(1,182)
Issuance of treasury stock				1			1
Release of earned ESOP shares		26				204	230
BALANCE - DECEMBER 31, 2000	180	4,629	28,441	(1,213)	488	(1,155)	31,370
Comprehensive income:							
Net income			4,202				4,202
Change in unrealized gains (losses) on securities available for sale, net of reclassification adjustment and tax effects					514		514
Total Comprehensive Income							4,716
Cash dividends declared $.82 per share			(1,378)				(1,378)
Stock options exercised		(22)		147			125
Release of earned ESOP shares		80				203	283
BALANCE - DECEMBER 31, 2001	$ 180	$4,687	$ 31,265	$ (1,066)	$ 1,002	$ (952)	$35,116

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31,	2001	2000	1999
		(In Thousands)	
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 4,202	$ 3,860	$ 3,508
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan losses	695	480	470
Depreciation	613	612	670
Amortization of intangible assets	178	178	185
Deferred income taxes	(1,485)	(298)	(63)
Net realized gains on sales of securities	(212)	(35)	(59)
Earnings on life insurance policy	(179)	(166)	(41)
Gain on sale of bank premises and equipment and foreclosed real estate	-	(80)	(9)
Gain on sale of mortgage loans	(48)	(231)	(19)
Mortgage loans originated for sale	(2,172)	(1,415)	(1,714)
Proceeds from sale of mortgage loans	2,220	1,646	1,733
(Increase) decrease in accrued interest receivable	104	(337)	(205)
Increase (decrease) in accrued interest payable	(802)	743	102
Other, net	1,739	1,075	751
Net Cash Provided by Operating Activities	4,853	6,032	5,309
CASH FLOWS FROM INVESTING ACTIVITIES			
Securities available for sale:			
Proceeds from sales	14,632	13,811	7,696
Proceeds from maturities and principal reductions on mortgage-backed securities	31,302	7,832	14,421
Purchases	(63,787)	(19,653)	(41,499)
Securities held to maturity, proceeds from maturities	1,275	-	175
(Increase) decrease in investment in FHLB stock	1,181	-	(1,741)
Net (increase) decrease in loans	18	(13,002)	(19,909)
Purchase of life insurance policy	(240)	-	(3,070)
Purchase of bank premises and equipment	(445)	(351)	(311)
Proceeds from sales of premises and equipment and foreclosed real estate	121	439	197
Net Cash Used in Investing Activities	(15,943)	(10,924)	(44,041)
Cash Flows from Financing Activities			
Net increase in deposits	21,964	9,452	9,740
Net increase (decrease) in short-term borrowings	(1,219)	(740)	824
Repayments of long-term debt	(8,000)	(15,000)	(2,000)
Proceeds from long-term debt	5,000	13,000	30,000
Stock options exercised	125	-	61
Proceeds from (acquisition of) treasury stock	-	1	(941)
Release of ESOP shares	203	204	187
Cash dividends paid	(1,341)	(1,129)	(939)
Net Cash Provided by Financing Activities	16,732	5,788	36,932
Net Increase (Decrease) in Cash and Cash Equivalents	5,642	896	(1,800)
Cash and Cash Equivalents			
Beginning	11,694	10,798	12,598
Ending	$ 17,336	$ 11,694	$ 10,798

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Note 1 - Nature of Operations

Norwood Financial Corp. (Company) is a one bank holding company. Wayne Bank (Bank) is a wholly-owned subsidiary of the Company. The Bank is a state-chartered bank located in Honesdale, Pennsylvania. The Company derives substantially all of its income from the bank related services which include interest earnings on commercial mortgages, residential real estate, commercial and consumer loans, as well as interest earnings on investment securities and deposit services to its customers. The Company is subject to regulation and supervision by the Federal Reserve Board while the Bank is subject to regulation and supervision by the Federal Deposit Insurance Corporation and the Pennsylvania Department of Banking.

Note 2 - Summary of Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, the Bank, and the Bank's wholly-owned subsidiaries, WCB Realty Corp., Norwood Investment Corp. and WTRO Properties. All intercompany accounts and transactions have been eliminated in consolidation.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities

Securities classified as available for sale are those securities that the Company intends to hold for an indefinite period of time but not necessarily to maturity. Any decision to sell a security classified as available for sale would be based on various factors, including significant movement in interest rates, changes in maturity mix of the Company's assets and liabilities, liquidity needs, regulatory capital considerations and other similar factors. Securities available for sale are carried at fair value. Unrealized gains and losses are reported in other comprehensive income, net of the related deferred tax effect. Realized gains or losses, determined on the basis of the cost of the specific securities sold, are included in earnings. Premiums and discounts are recognized in interest income using a method which approximates the interest method over the period to maturity.

Bonds, notes and debentures for which the Company has the positive intent and ability to hold to maturity are reported at cost, adjusted for premiums and discounts that are recognized in interest income using the interest method over the period to maturity.

Management determines the appropriate classification of debt securities at the time of purchase and re-evaluates such designation as of each balance sheet date.

Note 2 - Summary of Accounting Policies (continued)

Federal law requires a member institution of the Federal Home Loan Bank system to hold stock of its district Federal Home Loan Bank according to a predetermined formula. The stock is carried at cost.

Loans Receivable

Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are stated at their outstanding unpaid principal balances, net of an allowance for loan losses and any deferred fees. Interest income is accrued on the unpaid principal balance. Loan origination fees are deferred and recognized as an adjustment of the yield (interest income) of the related loans. The Company is generally amortizing these amounts over the contractual life of the loan.

The Company has a portfolio of direct financing leases. These direct financing leases are carried at the Company's net investment, which includes the sum of aggregate rentals receivable and the estimated residual value of the leased automobiles less unearned income. Unearned income is amortized over the leases' terms by methods that approximate the interest method.

The accrual of interest is generally discontinued when the contractual payment of principal or interest has become 90 days past due or management has serious doubts about further collectibility of principal or interest, even though the loan is currently performing. A loan may remain on accrual status if it is in the process of collection and is either guaranteed or well secured. When a loan is placed on nonaccrual status, unpaid interest credited to income in the current year is reversed and unpaid interest accrued in prior years is charged against the allowance for loan losses. Interest received on nonaccrual loans generally is either applied against principal or reported as interest income, according to management's judgment as to the collectibility of principal. Generally, loans are restored to accrual status when the obligation is brought current, has performed in accordance with the contractual terms for a reasonable period of time and the ultimate collectibility of the total contractual principal and interest is no longer in doubt.

Allowance for Loan Losses

The allowance for loan losses is established through provisions for loan losses charged against income. Loans deemed to be uncollectible are charged against the allowance for loan losses, and subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is maintained at a level considered adequate to provide for losses that can be reasonably anticipated. Management's periodic evaluation of the adequacy of the allowance is based on the Company's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors. This evaluation is inherently subjective as it requires material estimates that may be susceptible to significant change, including the amounts and timing of future cash flows expected to be received on impaired loans.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential real estate loans for impairment disclosures.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation. Depreciation expense is calculated principally on the straight-line method over the respective assets' estimated useful lives.

Note 2 - Summary of Accounting Policies (continued)

Foreclosed Real Estate

Real estate properties acquired through, or in lieu of, loan foreclosure are to be sold and are initially recorded at fair value less cost to sell at the date of foreclosure establishing a new cost basis. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of its carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in other expenses. Foreclosed real estate is included in other assets.

Intangible Assets

Intangible assets are comprised of goodwill and core deposit acquisition premiums and are included in other assets. Goodwill is amortized over a fifteen year period. Core deposit acquisition premiums, which were developed by specific core deposit life studies, are being amortized over seven to nine years. Annual assessments of the carrying values and remaining amortization periods of intangible assets are made to determine possible carrying value impairment and appropriate adjustments, as deemed necessary.

Income Taxes

Deferred income tax assets and liabilities are determined based on the differences between financial statement carrying amounts and the tax basis of existing assets and liabilities. These differences are measured at the enacted tax rates that

Note 2 - Summary of Accounting Policies (continued)

will be in effect when these differences reverse. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of the deferred tax assets will not be realized. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. The Company and its subsidiary file a consolidated federal income tax return.

Advertising Costs

The Company follows the policy of charging the costs of advertising to expense as incurred.

Earnings per Share

Basic earnings per share represents income available to common stockholders divided by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Company relate solely to outstanding stock options and are determined using the treasury stock method.

Cash Flow Information

For the purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, interest-bearing deposits with banks and federal funds sold. Cash payments for interest for the years ended December 31, 2001, 2000 and 1999 were $11,012,000, $10,134,000 and $9,013,000, respectively. Cash payments for income taxes for the years ended December 31, 2001, 2000 and 1999 were $3,225,000, $2,200,000 and $994,000, respectively. Non-cash investing activities for 2001, 2000 and 1999 included foreclosed mortgage loans transferred to real estate owned and repossession of other assets of $1,427,000, $1,099,000 and $1,280,000, respectively.

Off-Balance Sheet Financial Instruments

In the ordinary course of business, the Company has entered into off-balance sheet financial instruments consisting of commitments to extend credit, letters of credit and commitments to sell loans. Such financial instruments are recorded in the balance sheets when they become receivable or payable.

Trust Assets

Assets held by the Company in a fiduciary capacity for customers are not included in the financial statements since such items are not assets of the Company. Trust income is reported on the accrual method.

Comprehensive Income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

The components of other comprehensive income and related tax effects are as follows:

Years Ended December 31,	2001	2000	1999
		(In Thousands)	
Unrealized holding gains (losses) on available for sale securities	$ 976	$ 2,790	$ (4,451)
Reclassification adjustment for gains realized in income	212	35	59
Net Unrealized Gains (Losses)	764	2,755	(4,510)
Income tax (benefit)	250	948	(1,536)
Net of Tax Amount	$ 514	$ 1,807	$ (2,974)

Segment Reporting

The Company acts as an independent community financial service provider and offers traditional banking and related financial services to individual, business and government customers. Through its branch and automated teller machine network, the Company offers a full array of commercial and retail financial services, including the taking of time, savings and demand deposits; the making of commercial, consumer and mortgage loans; and the providing of safe deposit services. The Company also performs personal, corporate, pension and fiduciary services through its Trust Department.

Management does not separately allocate expenses, including the cost of funding loan demand, between the commercial, retail, mortgage banking and trust operations of the Company. As such, discrete information is not available and segment reporting would not be meaningful.

Reclassifications

Certain items in the 2000 and 1999 financial statements have been reclassified to conform to the 2001 financial statement presentation format. These reclassifications had no effect on net income.

Note 2 - Summary of Accounting Policies (continued)

New Accounting Standards

In June of 2001, the Financial Accounting Standards Board issued Statement No. 141, "Business Combinations," and Statement No. 142, "Goodwill and Other Intangible Assets."

Statement No. 141 requires all business combinations to be accounted for using the purchase method of accounting as use of the pooling-of-interests method is prohibited. In addition, this Statement requires that negative goodwill that exists after the basis of certain acquired assets is reduced to zero should be recognized as an extraordinary gain. The provisions of this Statement apply to all business combinations initiated after June 30, 2001.

Statement No. 142 prescribes that goodwill associated with a business combination and intangible assets with an indefinite useful life should not be amortized but should be tested for impairment at least annually. The Statement requires intangibles that are separable from goodwill and that have a determinable useful life to be amortized over the determinable useful life. The provisions of this Statement became effective for the Company in January of 2002. Upon adoption of this Statement, goodwill and other intangible assets arising from acquisitions completed before July 1, 2001 should be accounted for in accordance with the provisions of this Statement. This transition provision could require a reclassification of a previously separately recognized intangible to goodwill and vice versa if the intangibles in question do not meet the new criteria for classification as a separately recognizable intangible.

Note 2 - Summary of Accounting Policies (continued)

At December 31, 2001, the Company had intangible assets with a net book value of $639,000, which will continue to be amortized under the new rules. Amortization expense related to these assets was $178,000 for each of the years ended December 31, 2001, 2000 and 1999.

In July of 2001, the Financial Accounting Standards Board issued Statement 143, "Accounting for Asset Retirement Obligations," which addresses the financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This Statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. This Statement will become effective for the Company on January 1, 2003 and is not expected to have a significant impact on the Company's financial condition or results of operations.

In August of 2001, the Financial Accounting Standards Board issued Statement 144, "Accounting for the Impairment of or Disposal of Long-Lived Assets." This Statement supersedes FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions for the Disposal of a Segment of a Business." This Statement also amends ARB No. 51, "Consolidated Financial Statements." The provisions of this Statement were effective for the Company on January 1, 2002 and did not have a significant impact on the Company's financial condition or results of operations.

Note 3 - Securities

The amortized cost and fair value of securities were as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In Thousands)			
December 31, 2001				
AVAILABLE FOR SALE:				
U.S. Government agencies	$ 15,462	$ 185	$ -	$15,647
States and political subdivisions	12,791	108	(259)	12,640
Corporate obligations	14,140	360	(256)	14,244
Mortgage-backed securities	51,559	194	(294)	51,459
	93,952	847	(809)	93,990
Equity securities	323	1,480	-	1,803
	$ 94,275	$2,327	$ (809)	$95,793
HELD TO MATURITY:				
States and political subdivisions	$ 6,226	$ 238	$ -	$6,464
December 31, 2000				
AVAILABLE FOR SALE:				
U.S. Government agencies	$ 20,963	$ 41	$ (125)	$ 20,879
States and political subdivisions	8,523	70	(84)	8,509
Corporate obligations	7,969	113	(129)	7,953
Mortgage-backed securities	38,543	27	(418)	38,152
	75,998	251	(756)	75,493
Equity securities	313	1,266	(7)	1,572
	$ 76,311	$ 1,517	$ (763)	$ 77,065
HELD TO MATURITY:				
States and political subdivisions	$ 7,484	$ 302	$ -	$ 7,786

Equity securities consist of stock in bank holding companies.

The amortized cost and fair value of securities as of December 31, 2001, by contractual maturity, are shown below.

Note 3 - Securities (continued)

Expected maturities may differ from contractual maturities because borrowers may have the right to prepay obligations with or without call or prepayment penalties.

	Available for Sale		Held to Maturity	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In Thousands)			
Due in one year or less	$ 2,255	$ 2,335	$ -	$ -
Due after one year through five years	18,975	19,326	-	-
Due after five years through ten years	8,266	8,391	953	1,026
Due after ten years	12,897	12,479	5,273	5,438
	42,393	42,531	6,226	6,464
Mortgage-backed securities	51,559	51,459	-	-
Equity securities	323	1,803	-	-
	$94,275	$95,793	$6,226	$ 6,464

Gross realized gains and gross realized losses on sales of securities available for sale were $216,000 and $4,000, respectively, in 2001, $51,000 and $16,000, respectively, in 2000 and $65,000 and $6,000, respectively, in 1999.

Securities with a carrying value of $27,937,000 and $37,799,000 at December 31, 2001 and 2000, respectively, were pledged to secure public deposits, U.S. Treasury demand notes, securities sold under agreements to repurchase and for other purposes as required or permitted by law.

Note 4 - Loans Receivable and Allowance for Loan Losses

The components of loans receivable at December 31 were as follows:

	2001	2000
	(In Thousands)	
Real estate:		
Residential	$ 64,635	$ 59,517
Commercial	63,609	56,815
Construction	4,642	2,425
Commercial, financial and agricultural	17,442	17,102
Consumer loans to individuals	58,143	67,286
Lease financing, net of unearned income	6,126	13,644
	214,597	216,789
Less:		
Unearned income and deferred fees	(403)	(312)
Allowance for loan losses	(3,216)	(3,300)
	$ 210,978	$ 213,177

The Bank's net investment in direct financing leases at December 31 consists of:

	2001	2000
	(In Thousands)	
Minimum lease payments receivable	$1,416	$ 4,172
Estimated unguaranteed residual values	5,092	10,681
Unearned income	(382)	(1,209)
	$6,126	$13,644

The following table presents changes in the allowance for loan losses:

Years Ended December 31,	2001	2000	1999
	(In Thousands)		
Balance, beginning	$3,300	$ 3,344	$ 3,333
Provision for loan losses	695	480	470
Recoveries	107	244	173
Loans charged off	(886)	(768)	(632)
Balance, ending	$3,216	$ 3,300	$ 3,344

Note 4 - Loans Receivable and Allowance for Loan Losses (continued)

The recorded investment in impaired loans, not requiring an allowance for loan losses was $618,000 and $354,000 at December 31, 2001 and 2000, respectively. The recorded investment in impaired loans requiring an allowance for loan losses was $64,000 and $-0- at December 31, 2001 and 2000, respectively. The related allowance for loan losses associated with these loans was $7,000 and $-0-, respectively, at December 31, 2001 and 2000. For the years ended December 31, 2001, 2000 and 1999, the average recorded investment in these impaired loans was $694,000, $364,000 and $365,000 and the interest income recognized on these impaired loans was $22,000, $-0- and $-0-, respectively.

Note 5 - Premises and Equipment

Components of premises and equipment at December 31 are as follows:

	2001	2000
	(In Thousands)	
Land and improvements	$ 924	$ 924
Buildings and improvements	6,938	6,923
Furniture and equipment	3,189	2,755
	11,051	10,602
Accumulated depreciation	(5,014)	(4,401)
	$6,037	$ 6,201

Note 6 - Deposits

Aggregate time deposits in denominations of $100,000 or more were $27,424,000 and $31,731,000 at December 31, 2001 and 2000, respectively.

At December 31, 2001, the scheduled maturities of time deposits are as follows (in thousands):

2002	$ 85,190
2003	32,080
2004	5,218
2005	2,296
2006	4,231
	$ 129,015

Note 7 - Borrowings

Short-term borrowings at December 31 consist of the following:

	2001	2000
	(In Thousands)	
Securities sold under agreements to repurchase	$ 6,246	$ 6,860
U.S. Treasury demand notes	395	1,000
	$ 6,641	$ 7,860

The outstanding balances and related information of short-term borrowings are summarized as follows:

Years Ended December 31,	2001	2000
	(In Thousands)	
Average balance during the year	$ 7,781	$ 6,914
Average interest rate during the year	3.80 %	4.38 %
Maximum month-end balance during the year	$ 9,411	$ 9,347

Securities sold under agreements to repurchase generally mature within one day to one year from the transaction date. Securities with amortized costs and fair values of $8,027,000 and $7,917,000 at December 31, 2001 and $8,838,000 and $8,814,000 at December 31, 2000 were pledged as collateral for these agreements. The securities underlying the agreements were under the Company's control.

The Company has a line of credit commitment available from the Federal Home Loan Bank (FHLB) of Pittsburgh for borrowings of up to $20,000,000 which expires in December 2002. There were no borrowings under this line of credit at December 31, 2001 and 2000.

Note 7 - Borrowings (continued)

Long-term debt consisted of the following at December 31, 2001 and 2000 (in thousands):

	2001	2000
Notes with the Federal Home Loan Bank (FHLB):		
Fixed note due January 2001 at 6.68%	$ -	$ 2,000
Adjustable note due February 2001 at 6.6825%	-	6,000
Fixed note due February 2002 at 5.09%	2,000	-
Convertible note due April 2005 at 6.13%	5,000	5,000
Convertible note due December 2006 at 6.19%	5,000	5,000
Convertible note due April 2009 at 4.83%	5,000	5,000
Convertible note due April 2009 at 5.07%	5,000	5,000
Convertible note due January 2011 at 5.24%	3,000	-
	$25,000	$ 28,000

The convertible notes contain an option which allows the FHLB, at quarterly intervals, to change the note to an adjustable-rate advance at three-month LIBOR plus 11 to 16 basis points. If the notes are converted, the option allows the Bank to put the funds back to the FHLB at no charge.

The Bank's maximum borrowing capacity with the Federal Home Loan Bank was $95,883,000 of which $25,000,000 was outstanding at December 31, 2001. Advances from the Federal Home Loan Bank are secured by qualifying assets of the Bank.

Note 8 - Employee Benefit Plans

The Company has a defined contributory profit-sharing plan which includes provisions of a 401(k) plan. The plan permits employees to make pre-tax contributions up to 15% of the employee's compensation. The amount of contributions to the plan, including matching contributions, is at the discretion of the Board of Directors. All employees over the age of 21 are eligible to participate in the plan after one year of employment. Employee contributions are vested at all times, and any Company contributions are fully vested after five years. The Company's contributions are expensed as the cost is incurred, funded currently, and amounted to $166,000, $145,000 and $115,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

The Company has a leveraged employee stock ownership plan ("ESOP") for the benefit of employees who meet the eligibility requirements which include having completed one year of service with the Company and having attained age twenty-one. The ESOP Trust purchased shares of the Company's common stock with proceeds from a loan from the Company. The Bank makes cash contributions to the ESOP on an annual basis sufficient to enable the ESOP to make the required loan payments. The loan bears interest at the prime rate adjusted annually. Interest is payable annually and principal payable in equal annual installments over ten years. The loan is secured by the shares of the stock purchased.

As the debt is repaid, shares are released from collateral and allocated to qualified employees based on the proportion of debt service paid in the year. The Company accounts for its leveraged ESOP in accordance with Statement of Position 93-6. Accordingly, the shares pledged as collateral are reported as unallocated ESOP shares in the consolidated balance sheets. As shares are released from collateral, the Company reports compensation expense equal to the current market price of the shares, and the shares become outstanding for earnings per share computations.

Note 8 - Employee Benefit Plans (continued)

Dividends on allocated ESOP shares are recorded as a reduction of retained earnings and dividends on unallocated ESOP shares are recorded as a reduction of debt. Compensation expense for the ESOP was $269,000, $214,000 and $285,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

The status of the ESOP shares at December 31 are as follows:

	2001	2000
Allocated shares	60,141	49,083
Shares released from allocation	2,981	2,523
Unreleased shares	58,090	69,606
Total ESOP shares	121,212	121,212
Fair value of unreleased shares	$1,517,000	$ 1,201,000

Note 9 - Income Taxes

The components of the provision for federal income taxes are as follows:

Years Ended December 31,	2001	2000	1999
	(In Thousands)		
Current	$ 3,086	$ 1,802	$ 1,577
Deferred	(1,485)	(298)	(63)
	$ 1,601	$ 1,504	$ 1,514

Income tax expense of the Company is less than the amounts computed by applying statutory federal income tax rates to income before income taxes because of the following:

	Percentage of Income Before Income Taxes		
Years Ended December 31,	2001	2000	1999
Tax at statutory rates	34.0%	34.0%	34.0%
Tax exempt interest income, net of interest expense disallowance	(4.9)	(4.1)	(4.0)
Low-income housing tax credit	(1.0)	(1.1)	(1.2)
Earnings on life insurance	(1.2)	(1.1)	(0.3)
Other	0.7	0.3	1.6
	27.6%	28.0%	30.1%

The income tax provision includes $72,000, $12,000 and $20,000 of income taxes relating to realized securities gains for the years ended December 31, 2001, 2000 and 1999, respectively.

The net deferred tax liability included in other liabilities in the accompanying balance sheets includes the following amounts of deferred tax assets and liabilities:

	2001	2000
	(In Thousands)	
Deferred tax assets:		
Allowance for loan losses	$ 829	$ 865
Deferred compensation	94	58
Intangible assets	170	153
Other	30	30
Total Deferred Tax Assets	1,123	1,106
Deferred tax liabilities:		
Net unrealized gain on securities	516	266
Premises and equipment	176	195
Lease financing	1,513	2,991
Other	39	10
Total Deferred Tax Liabilities	2,244	3,462
Net Deferred Tax Liability	$ (1,121)	$ (2,356)

Note 10 - Transactions with Executive Officers and Directors

Certain directors and executive officers of the Bank, their families and their affiliates are customers of the Bank. Any transactions with such parties, including loans and commitments, were in the ordinary course of business at normal terms, including interest rates and collateralization, prevailing at the time and did not represent more than normal risks. At December 31, 2001 and 2000, such loans amounted to $3,522,000 and $4,325,000, respectively. During 2001, new loans to such related parties totaled $1,590,000 and repayments aggregated $2,393,000.

Note 11 - Regulatory Matters and Stockholders' Equity

The Company and Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material affect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines that involve quantitative measures of the Company's assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Company's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk-weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets, and of Tier 1 capital to average assets. Management believes, as of December 31, 2001, that the Company meets all capital adequacy requirements to which it is subject.

As of December 31, 2001, the most recent notification from the regulators has categorized the Company and the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Company's or Bank's category.

The Bank is required to maintain average cash reserve balances in vault cash or with the Federal Reserve Bank. The amount of these restricted cash reserve balances at December 31, 2001 and 2000 was approximately $3,021,000 and $2,315,000, respectively.

Under Pennsylvania banking law, the Bank is subject to certain restrictions on the amount of dividends that it may declare without prior regulatory approval. At December 31,

The Bank's actual capital amounts and ratios are presented in the table:

	Actual		For Capital Adequacy Purposes		To be Well Capitalized under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in Thousands)					
As of December 31, 2001:						
Total capital (to risk-weighted assets)	$ 36,440	15.22%	$ ≥19,150	≥8.00%	$ ≥23,937	≥10.00%
Tier 1 capital (to risk-weighted assets)	32,838	13.72%	≥9,575	≥4.00%	≥14,362	≥6.00%
Tier 1 capital (to average assets)	32,838	9.56%	≥13,734	≥4.00%	≥17,167	≥5.00%
As of December 31, 2000:						
Total capital (to risk-weighted assets)	$ 33,081	14.25%	≥18,573	≥8.00%	≥23,216	≥10.00%
Tier 1 capital (to risk-weighted assets)	29,632	12.76%	≥9,286	≥4.00%	≥13,929	≥6.00%
Tier 1 capital (to average assets)	29,632	9.14%	≥12,971	≥4.00%	≥16,214	≥5.00%

The Company's ratios do not differ significantly from the Bank's ratios presented above.

Note 11 - Regulatory Matters and Stockholders' Equity (continued)

2001, $28,409,000 of retained earnings were available for dividends without prior regulatory approval, subject to the regulatory capital requirements discussed above. Under Federal Reserve regulations, the Bank is limited as to the amount it may lend affiliates, including the Company, unless such loans are collateralized by specific obligations.

Note 12 - Stock Option Plan

The Company adopted a Stock Option Plan for the officers and employees of the Company in 1995. An aggregate of 500,000 shares of authorized but unissued common stock of the Company were reserved for future issuance under the Plan. In 1999, the Company adopted the Directors Stock Compensation Plan, with an aggregate of 17,600 shares reserved for issuance under the Plan. The stock options typically have expiration terms ranging between one and ten years subject to certain extensions and early terminations. The per share exercise price of a stock option shall be, at a minimum, equal to the fair value of a share of common stock on the date the option is granted.

A summary of the Company's stock option activity and related information for the years ended December 31 follows:

	2001		2000		1999	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding, beginning of year	96,330	$ 18.79	80,330	$19.28	67,450	$18.40
Granted	15,500	26.75	16,000	16.31	16,500	22.24
Exercised	(7,240)	17.32	-	N/A	(3,620)	16.52
Forfeited	(1,000)	16.31	-	N/A	-	N/A
Outstanding, end of year	103,590	$ 20.10	96,330	$18.79	80,330	$19.28
Exercisable, at end of year	88,090	$ 18.94				

Exercise prices for options outstanding as of December 31, 2001 ranged from $16.31 to $26.75 per share. The weighted average remaining contractual life is 7.1 years.

The Company applies APB Opinion 25 and related interpretations in accounting for the stock option plans. Accordingly, no compensation cost has been recognized. Had compensation cost for the Company's stock option plans been determined based on the fair value at the grant dates for awards under the plans consistent with the method prescribed by FASB Statement No. 123, the Company's net income and earnings per share would have been adjusted to the pro forma amounts indicated below:

Years Ended December 31,	2001	2000	1999
	(In Thousands, Except Per Share Data)		
Net income:			
As reported	$ 4,202	$ 3,860	$ 3,508
Pro forma	4,157	3,796	3,375
Earnings per share:			
As reported	2.50	2.32	2.09
Pro forma	2.47	2.28	2.02
Earnings per share (assuming dilution):			
As reported	2.48	2.31	2.08
Pro forma	2.45	2.27	2.00

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

Years Ended December 31,	2001	2000	1999
Dividend yield	3.55%	3.54%	2.46 %
Expected life	8 years	8 years	8 years
Expected volatility	19.39%	19.10%	16.40 %
Risk-free interest rate	4.97%	5.26%	4.65 %
Weighted average fair value of options granted	$5.26	$3.29	$3.87

Note 13 - Earnings per Share

The following table sets forth the computations of basic and diluted earnings per share:

Years Ended December 31,	2001	2000	1999
Numerator, net income	$ 4,202,000	$3,860,000	$ 3,508,000
Denominator:			
Denominator for basic earnings per share, weighted average shares	1,680,354	1,665,553	1,674,653
Effect of dilutive securities, employee stock options	14,272	5,963	11,690
Denominator for diluted earnings per share, adjusted weighted average shares and assumed conversions	1,694,626	1,671,516	1,686,343
Basic earnings per common share	$ 2.50	$ 2.32	$ 2.09
Diluted earnings per common share	$ 2.48	$ 2.31	$ 2.08

Note 14 - Off-Balance-Sheet Financial Instruments

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheets.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

A summary of the Bank's financial instrument commitments is as follows:

December 31,	2001	2000
	(In Thousands)	
Commitments to grant loans	$ 6,929	$ 1,400
Unfunded commitments under lines of credit	17,312	15,001
Standby letters of credit	713	753
	$ 24,954	$ 17,154

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amount does not necessarily represent future cash requirements. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the customer and generally consists of real estate.

Note 14 - Off-Balance-Sheet Financial Instruments (continued)

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. The Bank holds collateral, when deemed necessary, supporting those commitments.

Note 15 - Concentrations of Credit Risk

The Bank operates primarily in Wayne, Pike and Monroe Counties, Pennsylvania and, accordingly, has extended credit primarily to commercial entities and individuals in this area whose ability to honor their contracts is influenced by the region's economy. These customers are also the primary depositors of the Bank. The Bank is limited in extending credit by legal lending limits to any single borrower or group of borrowers.

Note 16 - Disclosures about Fair Value of Financial Instruments

Management uses its best judgment in estimating the fair value of the Company's financial instruments; however, there are inherent weaknesses in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates herein are not necessarily indicative of the amounts the Company could have realized in a sales transaction on the dates indicated. The estimated fair value amounts have been measured as of their respective year ends and have not been re-evaluated or updated for purposes of these consolidated financial statements subsequent to those respective dates. As such, the estimated fair values of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each year end.

The following information should not be interpreted as an estimate of the fair value of the entire Company since a fair value calculation is only provided for a limited portion of the Company's assets and liabilities. Due to a wide range of valuation techniques and the degree of subjectivity used in making the estimates, comparisons between the Company's disclosures and those of other companies may not be meaningful. The following methods and assumptions were used to estimate the fair values of the Company's financial instruments at December 31, 2001 and 2000:

- For cash and due from banks, interest-bearing deposits with banks and federal funds sold, the carrying amount is a reasonable estimate of fair value.

- For securities, fair value equals quoted market price, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

- The fair value of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. Disclosure of the fair value of leases receivable is not required and has not been included in the table below.

Note 16 - Disclosures about Fair Value of Financial Instruments (continued)

- The fair value of the investment in FHLB stock is the carrying amount.

- The fair value of accrued interest receivable and accrued interest payable is the carrying amount.

- The fair value of demand deposits, savings accounts and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits for similar remaining maturities.

- The fair value of short-term borrowings approximate their carrying amount.

- The fair value of long-term debt is estimated using discounted cash flow analyses based upon the Company's current borrowing rates for similar types of borrowing arrangements.

- The fair value of commitments to extend credit and for outstanding letters of credit is estimated using the fees currently charged to enter into similar agreements.

The estimated fair values of the Company's financial instruments are as follows:

	December 31, 2001		December 31, 2000	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In Thousands)			
Financial assets:				
Cash and due from banks, interest-bearing deposits with banks and federal funds sold	$ 17,336	$ 17,336	$ 11,694	$ 11,694
Securities	102,019	102,257	84,549	84,851
Loans receivable, net	204,852	211,392	199,533	200,211
Investment in FHLB stock	1,400	1,400	2,581	2,581
Accrued interest receivable	1,879	1,879	1,983	1,983
Financial liabilities:				
Deposits	274,923	275,961	252,959	252,903
Short-term borrowings	6,641	6,641	7,860	7,860
Long-term debt	25,000	26,111	28,000	28,270
Accrued interest payable	2,326	2,326	3,128	3,128
Off-balance sheet financial instruments:				
Commitments to extend credit and outstanding letters of credit	-	-	-	-

Note 17 - Norwood Financial Corp. (Parent Company Only) Financial Information

BALANCE SHEETS

December 31,	2001	2000
	(In Thousands)	
ASSETS		
Cash on deposit in bank subsidiary	$ 943	$ 682
Securities available for sale	280	190
Investment in bank subsidiary	34,394	30,911
Other assets	6	16
	$ 35,623	$ 31,799
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities	$ 507	$ 429
Stockholders' equity	35,116	31,370
	$ 35,623	$ 31,799

STATEMENTS OF INCOME

Year Ended December 31,	2001	2000	1999
		(In Thousands)	
Income:			
Dividends from bank subsidiary	$ 1,378	$ 1,182	$ 983
Interest income from bank subsidiary	102	120	119
Other interest income	8	18	32
Net realized gains on sales of securities	-	15	-
	1,488	1,335	1,134
Expenses	105	143	65
	1,383	1,192	1,069
Income tax expense	10	2	29
	1,373	1,190	1,040
Equity in undistributed earnings of subsidiary	2,829	2,670	2,468
Net Income	$ 4,202	$ 3,860	$ 3,508

Statements of Cash Flows

Year Ended December 31,	2001	2000	1999
		(In Thousands)	
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 4,202	$ 3,860	$ 3,508
Adjustments to reconcile net income to net cash provided by operating activities:			
Undistributed earnings of bank subsidiary	(2,829)	(2,670)	(2,468)
Net realized gain on sale of securities	-	(15)	-
Other, net	101	40	112
Net Cash Provided by Operating Activities	1,474	1,215	1,152
CASH FLOWS FROM INVESTING ACTIVITIES			
Investment in bank subsidiary	(200)	(400)	-
Purchase of securities available for sale	-	(78)	(292)
Proceeds from sale and maturity of securities available for sale	-	359	-
Net Cash Used in Investing Activities	(200)	(119)	(292)
CASH FLOWS FROM FINANCING ACTIVITIES			
Stock options exercised	125	-	61
Acquisition of treasury stock	-	-	(941)
Proceeds from issuance of treasury stock	-	1	-
Release of ESOP shares	203	204	187
Cash dividends paid	(1,341)	(1,129)	(939)
Net Cash Used in Financing Activities	(1,013)	(924)	(1,632)
Increase (Decrease) in Cash and Cash Equivalents	261	172	(772)
Cash and cash equivalents:			
Beginning	682	510	1,282
Ending	$ 943	$ 682	$ 510

INVESTOR INFORMATION

Stock Listing
Norwood Financial Corp stock is traded on the Nasdaq National Market under the symbol NWFL. The following firms are known to make a market in the Company's stock:

Ferris Baker Watts
Baltimore, MD
410-659-4616

F.J. Morrissey & Co, Inc.
Philadelphia, PA
800-842-8928

Legg Mason Wood Walker, Inc.
Scranton, PA 18507
570-346-9300

Janney Montgomery Scott, LLC
Scranton, PA 18503
800-638-4417

Ryan Beck & Co.
Livingston, NJ
800-395-7926

Boenning & Scattergood, Inc.
West Conshohoken, PA
800-496-1170

Transfer Agent
Illinois Stock Transfer Company, 209 West Jackson Blvd., Suite 903, Chicago, IL 60606. Stockholders who may have questions regarding their stock ownership should contact the Transfer Agent at 312-427-2953.

Dividend Calendar
Dividends on Norwood Financial Corp common stock, if approved by the Board of Directors are customarily paid on or about February 1, May 1, August 1 and November 1.

Automatic Dividend Reinvestment Plan
The Plan, open to all shareholders, provides the opportunity to have dividends automatically reinvested into Norwood stock. Participants in the Plan may also elect to make cash contributions to purchase additional shares of common stock. Shareholders do not incur brokerage commissions for the transactions. Please contact the transfer agent or Lewis J. Critelli for additional information.

SEC Reports and Additional Information
A copy of the Company's report on Form 10-K for its fiscal year ended December 31, 2001 including financial statements and schedules thereto, required to be filed with the Securities and Exchange Commission may be obtained upon written request of any stockholder, investor or analyst by contacting Lewis J. Critelli, Executive Vice President and Chief Financial Officer, Norwood Financial Corp, 717 Main Street, PO Box 269, Honesdale, PA 18431, 570-253-1455.

Norwood Financial Corp

Norwood Financial Corp

Russell L. Ridd	*Chairman of the Board*
William W. Davis, Jr.	*President and Chief Executive Officer*
Lewis J. Critelli	*Executive Vice President and Chief Financial Officer*
Edward C. Kasper	*Senior Vice President*
John H. Sanders	*Senior Vice President*
Joseph A. Kneller	*Senior Vice President*
John E. Marshall	*Secretary*

Wayne Bank

Russell L. Ridd	*Chairman of the Board*
William W. Davis, Jr.	*President and Chief Executive Officer*
Lewis J. Critelli	*Executive Vice President and Chief Financial Officer*
Edward C. Kasper	*Senior Vice President and Senior Loan Officer/Corporate Bank*
John H. Sanders	*Senior Vice President/Retail Bank*
Joseph A. Kneller	*Senior Vice President*
Wayne D. Wilcha	*Senior Vice President and Trust Officer*
John E. Marshall	*Secretary*
Robert J. Behrens, Jr.	*Vice President*
Carolyn K. Gwozdziewycz	*Vice President*
Nancy A. Hart	*Vice President, Controller and Assistant Secretary*
William J. Henigan, Jr.	*Vice President*
William R. Kerstetter	*Vice President*
Barbara A. Ridd	*Vice President*
Lynne Wetzel	*Vice President*
John F. Carmody	*Assistant Vice President*
James D. Dyson	*Assistant Vice President*
Joann Fuller	*Assistant Vice President*
Kathleen A. Horan	*Assistant Vice President*
Alejandro M. Izquierdo	*Assistant Vice President*
Norma J. Kuta	*Assistant Vice President*
Kelley J. Lalley	*Assistant Vice President and Assistant Secretary*
Eli T. Tomlinson	*Assistant Vice President*
Catherine Alunni	*Community Office Manager*
Laurie J. Bishop	*Assistant Community Office Manager*
Christopher T. Bresset	*Consumer Lending Officer*
Jennifer M. Briggs	*Loan Operations Manager*
Sharon Fontana	*Community Office Manager*
Lorraine Gallik	*Commercial Loan Administration Manager*
Karen R. Gasper	*Internal Auditor*
Raymond C. Hebden	*Consumer Loan Manager*
Gary D. Henry	*Automotive Remarketing Manager*
Julie Herzog	*Deposit Operations Manager*
Thomas Kowalski	*Resource Recovery Manager*
Jill Melody	*Assistant Community Office Manager*
William E. Murray	*Mortgage Originator*
Sarah J. Rapp	*Human Resources Officer*
Diane L. Richter	*Assistant Community Office Manager*
Melissa D. Speaker	*Community Office Manager*
Toni M. Stenger	*Assistant Community Office Manager*
Nancy M. Worobey	*Community Office Manager*

Norwood Investment Corp

William W. Davis, Jr.	*President and Chief Executive Officer*
Lewis J. Critelli	*Executive Vice President*
Scott C. Rickard	*Vice President*

Monroe County Associate Board

Michael J. Baxter
Sara Cramer
Andrew Forte
Ralph A. Matergia, Esq.
Randy R. Motts
James H. Ott
Ron Sarajian
Ray Price
Marvin Papillon

Administrative Offices:

717 Main Street
P.O. Box 269
Honesdale, PA 18431

Community Offices:

717 Main Street Honesdale, PA 18431	Route 6 Hawley, PA 18428	Richardson Avenue Shohola, PA 18458	Route 739, LV Shopping Plaza Lords Valley, PA 18428
254 Willow Avenue Honesdale, PA 18431	111 West Harford Street Milford, PA 18337	Route 370 & Lake Como Road Lakewood, PA 18439	Grand Union Matamoras/Westfall (ATM only)
Belmont & Water Streets Waymart, PA 18472	Weis Market, Route 590 Hamlin, PA 18427	Stroud Mall & Route 611 Stroudsburg, PA 18360	

www.waynebank.com

Norwood
FINANCIAL CORP